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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                               RESOUND CORPORATION
                            (Name of Subject Company)
                              --------------------

                               RESOUND CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    761194109
                      (CUSIP Number of Class of Securities)
                              --------------------

                                 RUSSELL D. HAYS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               RESOUND CORPORATION
                        220 SAGINAW DRIVE, SEAPORT CENTRE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 780-7800
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                       of the person(s) filing statement)
                              --------------------

                                 WITH A COPY TO:


             JOHN A. BICK, ESQ.                    ELIAS J. BLAWIE, ESQ.
           DAVIS POLK & WARDWELL                     VENTURE LAW GROUP
            450 LEXINGTON AVENUE                A PROFESSIONAL CORPORATION
          NEW YORK, NEW YORK 10017                  2800 SAND HILL ROAD
               (212) 450-4000                  MENLO PARK, CALIFORNIA 94025
                                                     (650) 854-4488

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


ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is ReSound Corporation, a California corporation ("ReSound" or the "Company"). The address of the principal executive offices of the Company is 220 Saginaw Drive, Seaport Centre, Redwood City, California 94063. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $0.01 per share, including the associated stock purchase rights ("Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

         This Statement relates to the tender offer by GN Acquisition Corporation (the "Purchaser"), a California corporation and an indirect wholly-owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Parent" or "Great Nordic"), to purchase all of the Shares held by the Company's shareholders (such shareholders, the "Public Shareholders" and such Shares, the "Publicly Held Shares") at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 14, 1999 and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 14, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of May 10, 1999 among the Purchaser, Parent and the Company (as the same may be amended from time to time, the "Merger Agreement").

         According to the Offer to Purchase, the address of the principal executive offices of the Parent is Kongens Nytorv 26, DK-1016 Copenhagen K, Denmark, and of the Purchaser is c/o GN Netcom Inc., 77 Northeastern Boulevard, Nashua, New Hampshire 03062.

ITEM 3.  IDENTITY AND BACKGROUND

         (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

         (b) Except as described herein, in Schedule I hereto, and in the exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

         In considering the recommendations of the Board of Directors of the Company (the "Board"), and of the special committee of the Board (the "Special Committee") comprised of Rodney Perkins (Chair), Michael Downey, Eugene Kleiner and Philip S. Schlein, set forth in Item 4(a) hereto, the Public Shareholders should be aware that certain members of the Board and the Special Committee have interests in the Merger and the Offer which are described in Schedule I hereto and which may present them with certain conflicts of interest. Each of the members of the Board and the Special Committee were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

         In 1997, the Board of Directors authorized the entering into by the Company of Change of Control Agreements with its executive officers (the "Change of Control Agreements"). The Change of Control Agreements, as amended in 1998, provide that if, within two years of a Change of Control of the Company (as defined below), an executive officer is terminated other than for cause or resigns as a result of certain actions by the Company (such as a demotion or reduction in pay), then the executive officer shall receive: (1) a certain percent of the Target Incentive Award (as such term is defined below) based on the date of the termination, (2) a lump sum equal to two times the sum of the executive officer's base annual salary plus the Target Incentive Award,
(3) continuation of health, dental and life insurance benefits for two years,
(4) full acceleration of vesting of options or shares of restricted stock held by the executive officer and (5) certain outplacement and career counseling services. For purposes of the Change of Control Agreements, a Change of Control of the Company means (1) a transaction or series of transactions that results in any person acquiring more than 25% of the Company's voting stock, (2) the departure of two or more incumbent directors where such directors' replacements are not unanimously approved by the Company's Board of Directors, (3) certain shareholder-approved mergers and consolidations and (4) the liquidation or dissolution of the Company. For purposes of the Change of Control Agreements, the Target Incentive Award equals the base salary of the executive officer in question multiplied by the maximum potential bonus percentage for such officer under the Company's incentive compensation plan.

         Dr. Rodney Perkins is currently the Chairman of the Board of Directors of the Company and also served as the Company's President and Chief Executive Officer from 1984 to July 1988. In 1998 and for the first three months of 1999, the Company paid Dr. Perkins $48,000 and $12,000, respectively, related to consulting services beyond his current responsibilities as Chairman of the Board of Directors. On January 28, 1998, the Stock and Option Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1988 Stock Option Plan, as amended. This option is subject to vesting over a four-year period beginning on January 1, 1998, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. On October 23, 1998, the Human Resources Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1997 Stock Plan. This option is subject to vesting over a four-year period beginning on January 1, 1999, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. Dr. Perkins is also President of the California Ear Institute at Stanford ("CEI"), a medical clinic specializing in the diagnosis and treatment of hearing disorders that served as a site for clinical trials of the Company's products. In 1998, the Company had net sales of approximately $149,000 to CEI, representing an immaterial percentage of the Company's total net sales in 1998. At March 31, 1999, accounts receivable from CEI were approximately $30,200, representing an immaterial percentage of the Company's accounts receivable balance at March 31, 1999. In addition, Dr. Perkins is President and Chief Executive Officer of SoundPort Corporation ("SoundPort"), a company specializing in the development and sale of implantable hearing enhancement devices ("IHEDs"). Pursuant to a License Agreement entered into as of February 21, 1997, the Company granted to SoundPort exclusive, royalty-free, worldwide licenses to use certain Company technology for the development and sale of IHEDs. In consideration of these licenses, SoundPort has issued to the Company 975,000 shares of Series A Preferred Stock and a warrant which permits the Company to maintain its equity interest in SoundPort at certain specified levels. Dr. Perkins is a member of the Human Resources Committee of the Board of Directors of Laserscope, a surgical systems company. The Company and Laserscope have not conducted any business with each other in the past, and the Company does not presently anticipate doing so in the future.

         In 1998 and in the first three months of 1999, the Company paid Dr. Richard L. Goode $12,000 and $3,000, respectively, pursuant to a consulting arrangement under which Dr. Goode provides marketing, product development and financial consulting services to the Company.

         In October 1995, the Company borrowed $1.7 million under a guaranteed loan from Silicon Valley Bank. This loan was repaid in full in October 1996. Such loan was guaranteed by six of the Company's directors at the time it was entered into: Drs. Goode and Perkins, James J. Gallogly, Eugene Kleiner, Peter Riepenhausen and Robert C. Wilson. In connection with their agreement to execute and deliver personal guarantees to Silicon Valley Bank with respect to this loan, the Company issued warrants to purchase an aggregate of 105,492 shares of Common Stock to the six directors who executed such guarantees at an initial exercise price of $8.13 per share, exercisable immediately, expiring December 1, 2000.

         The Company has entered into indemnification agreements with each of its directors and executive officers which may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if available on reasonable terms.

SUMMARY OF EXISTING AGREEMENTS BETWEEN THE COMPANY AND PURCHASER.

THE MERGER AGREEMENT

         The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached as an Exhibit to this Schedule 14D-9 and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

         THE OFFER. The Merger Agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15. Purchaser has agreed that, without the prior written consent of the Company, no change in the Offer may be made which waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those described in Section 15, or is otherwise adverse to the holders of the Shares.

         The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, Purchaser will have the right to extend the Offer (i) from time to time if, at the scheduled or extended Expiration Date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law. If all of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer, Purchaser will either (i) extend the Offer from time to time until such conditions are satisfied or waived, PROVIDED that Purchaser will not be required to extend the Offer beyond July 31, 1999 or, if certain regulatory approvals have not been obtained, beyond September 30, 1999) or (ii) exercise the rights set forth in the next paragraph.

         In the event the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, Purchaser may, without the consent of the Company
(i) extend the Offer pursuant to the above paragraph; (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (to the extent the Top-Up Stock Option is exercisable at such time); or
(iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date (without giving effect to the exercise of the Top-Up Stock Option) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then beneficially owned by Parent, will equal the Revised Minimum Number, (y) reduce the Minimum Condition to the Revised Minimum Number and, (z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares. In the event that all conditions to the Offer other than the Minimum Condition shall have been satisfied and Shares have not been accepted for payment by Purchaser prior to July 15, 1999 (or, if certain regulatory approvals have not been obtained, September 15, 1999), the Merger Agreement requires that, on such date, Purchaser take either the action contemplated by clause (ii) above or the action contemplated by clause (iii) above. If Purchaser purchases a number of Shares equal to the Revised Minimum Number, then without the prior written consent of Purchaser, at any time prior to the termination of the Merger Agreement, the Company may not take any action whatsoever (including, without limitation, the redemption of any Shares) which would have the effect of increasing the percentage of Shares owned by Purchaser in excess of the Revised Minimum Number.

         COMPANY ACTION. The Merger Agreement states that the Board of Directors has (i) unanimously determined that the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (ii) unanimously approved and adopted the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the CGCL and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. This recommendation of the Board of Directors may be withdrawn, modified or amended only to the extent the Board shall have determined in good faith, on the basis of advice of its outside counsel, that, consistent with its fiduciary duties under applicable law, it must take such action.

         DIRECTORS. The Merger Agreement provides that effective upon purchase pursuant to the Offer of a number of Shares that satisfies the Minimum Condition or the Revised Minimum Number, Parent may designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Purchaser bears to the total number of Shares outstanding (PROVIDED that if Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors shall be rounded up to the next whole number plus one to give Parent at least a majority of the members of the Board of Directors), and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. At such time, the Company will also use its best efforts to cause individual directors designated by Parent to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Board other than any committee of the Board established to take action under the Merger Agreement or the Stock Option Agreement, and (y) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the foregoing, the Company has agreed to use its reasonable best efforts to ensure that at least one member of the Board of Directors as of the date of the Merger Agreement who is not an employee of the Company (the "Continuing Director") shall remain a member of the Board of Directors until the Effective Time.

         THE MERGER. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the shareholders of the Company (if required by the CGCL) and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into the Company, in accordance with the CGCL, whereupon the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation"). At the election of Parent, the Merger may be structured so that the Company shall be merged with and into Purchaser with the result that Purchaser shall be the Surviving Corporation. The Merger shall become effective at such time as an Agreement of Merger among the Company, Purchaser and Parent (together with the required officers' certificates, the "California Merger Agreement") is filed with the California Secretary of State, or at such later time as is specified in the California Merger Agreement (the "Effective Time"). As a result of the Merger, all of the rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all restrictions, disabilities, liabilities and obligations of the Company and Purchaser shall become the restrictions, disabilities, liabilities and obligations of the Surviving Corporation, all as provided under the CGCL.

         CONVERSION OF SHARES. The Merger Agreement provides that at the Effective Time, (i) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (ii) below and except for Shares held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Chapter 13 of the CGCL ("Dissenting Shares"), be converted into the right to receive $8.00 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest (the "Merger Consideration"); (ii) each issued and outstanding Share held by Parent or any of its subsidiaries shall be canceled, and no payment shall be made with respect thereto; and (iii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the Shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

         STOCK OPTIONS. The Merger Agreement provides that at or immediately prior to the Effective Time, each outstanding stock option issued by the Company to purchase Shares, whether or not vested or exercisable, will be canceled, and the Company will pay each holder of any such option at or promptly after the Effective Time for each such option surrendered an amount in cash determined by multiplying (i) the excess, if any, of $8.00 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time. Immediately prior to the Effective Time, each outstanding employee stock option to purchase Shares that is intended to qualify as an incentive stock option under Section 422 of the Code and that is not then vested and exercisable shall become vested and exercisable, and the holder thereof shall be given the opportunity to exercise such option prior to the cancellation thereof pursuant to the preceding sentence.

         Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of any option plan or arrangement or obtaining optionee consents) that are necessary to give effect to the transactions contemplated by the immediately preceding paragraph.

         EMPLOYEE STOCK PURCHASE PLAN. The Merger Agreement provides that after the date of thereof, no new offering period shall commence under the Company's 1992 Employee Stock Purchase Plan (the "ESPP"). As of the Effective Time, the ESPP shall be terminated. The Company will pay each participant in any current offering period under such Plan in cash at the Effective Time, in cancellation of all rights under such Plan, an amount determined by multiplying (i) the Merger Consideration per Share by (ii) the number of Shares such participant could have purchased under the ESPP based on his or her account balance under such Plan immediately prior to the Effective Time (treating, for such purpose, the option price per Share as equal to 85% of the fair market value of a Share on the offering date with respect to such offering period) (such payment to be net of applicable withholding taxes); PROVIDED that with respect to any fractional shares, the foregoing shall not apply and the balance of each account attributable to such fractional shares shall be returned to the participant in cash.

         Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of the ESPP or obtaining participant consents) that are necessary to give effect to the transactions contemplated by the immediately preceding paragraph.

         SURVIVING CORPORATION. The Merger Agreement provides that the articles of incorporation and bylaws of Purchaser at the Effective Time will be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be GN ReSound Corporation. The Merger Agreement also provides that the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. In addition, from and after the Effective Time, Russell D. Hays will be a director of the Surviving Corporation for so long as he serves as Chief Executive Officer of the Surviving Corporation.

         REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties, including representations by the Company with respect to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, subsidiaries, Commission filings, absence of certain changes, no undisclosed material liabilities, litigation, material contracts, taxes, employee benefits, compliance with laws and court orders, finders' fees, environmental matters and anti-takeover statutes. Certain representations and warranties in the Merger Agreement contain exceptions for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the party making such representations and warranties. The Merger Agreement provides that "Material Adverse Effect" means, with respect to any person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such person and its subsidiaries, taken as a whole; PROVIDED, HOWEVER, that in determining whether there has been a Material Adverse Effect with respect to any person, any adverse effect attributable to or resulting from the following shall be disregarded: (i) changes in general economic conditions or changes affecting the industry generally in which such person operates, (ii) the direct effect of the public announcement or pendency of the transactions contemplated by the Merger Agreement on current or prospective customers of the person, and (iii) shareholder class action litigation arising out of the Merger Agreement or the transactions contemplated thereby. Without limiting the generality of the foregoing, for purposes of the Merger Agreement, a claim against the Company or liability of the Company (singly or in the aggregate with other claims or liabilities) for $10,000,000 or more, which claim or liability has a reasonable likelihood of success on the merits or reasonable probability of fruition, will be deemed to be materially adverse to the Company.

         Additionally, the Company has represented that it has taken all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Merger Agreement, the Stock Option Agreement, the Offer, the Merger and any other transaction contemplated thereby.

         INTERIM AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, prior to the Effective Time, neither the Company nor any of its subsidiaries will: (a) adopt or propose any change in the Company's articles of incorporation or bylaws; (b) merge or consolidate with any other person or acquire a material amount of stock or assets of any other person; (c) except for the Viennatone sale (as defined below), sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice; (d) (i) take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time or (ii) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; (e) (i) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee (except that the Company shall be permitted to include, in the proxy statement for its 1999 annual shareholder meeting, a proposal to amend the Company's 1997 Stock Plan to increase the number of Shares authorized for issuance thereunder), (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee (except for (x) increases in accordance with the Company's normal officers and employees focal review previously disclosed to Parent or (y) other normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company), or (iii) pay any benefit not required by any currently existing plan or arrangement (including, without limitation, grant stock options or stock appreciation rights or remove existing restrictions in any benefit plans or agreements); and (f) agree or commit to do any of the foregoing.

         OTHER AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. In the Merger Agreement, the Company has agreed that the Company, its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors shall not directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal (as defined below); (ii) engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary or afford access to the properties, books or records of the Company or any subsidiary to, any Person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal; or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary or for access to the properties, books or records of the Company or any subsidiary by any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of any material changes in the status and details of any such Acquisition Proposal, indication or request. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, (x) any sale, lease, exchange, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions, (y) any tender offer or exchange offer for 25 percent or more of the outstanding Shares or the filing of a registration statement under the 1933 Act in connection therewith, or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing; PROVIDED that an "Acquisition Proposal" shall not be deemed to include the continuing process to sell the Company's Viennatone manufacturing and export business (the "Viennatone Sale").

         Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any person who delivers an Acquisition Proposal if (i) the Company has complied with the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal,
(ii) the Board of Directors of the Company determines in good faith by a majority vote, on the basis of advice from its outside legal counsel, that, consistent with its fiduciary duties under applicable law, it must take such action, (iii) such person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Non-Disclosure Agreement described below, and (iv) the Company shall have delivered to Parent two business days' prior written notice advising Parent that it intends to take such action.

         Between the date of the Merger Agreement and the Effective Time and subject to applicable law and the Non-Disclosure Agreement described below, the Company will (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and its subsidiaries; (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request; and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company and its subsidiaries.

         Pursuant to the Merger Agreement, the Company has agreed to cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless the CGCL does not require a vote of shareholders of the Company for consummation of the Merger. The Merger Agreement provides that the Company will (i) promptly prepare and file with the Commission, will use its best efforts to have cleared by the Commission and will thereafter mail to its shareholders as promptly as practicable the proxy or information statement of the Company in connection with the Merger and all other proxy materials for such meeting, (ii) use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby and (iii) otherwise comply with all legal requirements applicable to such meeting. The Company has agreed, subject to the fiduciary duties of its Board of Directors, as advised by outside counsel, to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Company's shareholders.

         For six years after the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the CGCL or any other applicable laws or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; PROVIDED that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement.

         The Merger Agreement provides that the Company and Parent will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

         CONDITIONS TO THE MERGER. The obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including: (a) if required by the CGCL, the Merger Agreement shall have been approved and adopted by the shareholders of the Company; (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (c) no provision of any applicable law or regulation of the United States (or any U.S. state) or the European Union (or any member country of the E.U.) and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (d) Purchaser shall have purchased Shares pursuant to the Offer.

         TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

         (a) by mutual written agreement of the Company and Parent;

         (b) by either the Company or Parent, if (i) the Offer has not been consummated on or before July 31, 1999; PROVIDED that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time. If a request for additional information is received from a governmental entity pursuant to the HSR Act, or applicable non-United States laws regulating competition, antitrust, investment or exchange controls, such date will be extended to the 90th day following acknowledgment by such governmental entity that Parent and the Company have complied with such request, but in no event will such date be extended to a date later than September 30, 1999; or (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

         (c) by Parent, if, prior to the acceptance for payment of the Shares under the Offer, (i) any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, shall have acquired beneficial ownership of more than 25% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such Shares; (ii) any person or group shall have entered into a definitive agreement or an agreement in principle with the Company, regarding an Acquisition Proposal; or (iii) (A) the Board of Directors of the Company shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to an Acquisition Proposal (or shall have resolved to do any of the foregoing), or (B) the Company shall have materially breached certain of its obligations under the Merger Agreement; or

         (d) by the Company, if prior to the purchase of any Shares pursuant to the Offer, and subject to compliance with certain provisions of the Merger Agreement, the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Merger and shall have recommended a Superior Proposal. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for all outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote is materially more favorable and provides materially greater value to all the Company's shareholders than as provided under the Merger Agreement, and such decision is made on the basis of the written advice of a financial advisor of nationally recognized reputation and takes into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to closing.

         TERMINATION FEE. Pursuant to the Merger Agreement, the Company will pay to Parent a fee of $7,000,000, plus the actual, documented and reasonable out-of-pocket expenses of Parent (not to exceed $500,000) incurred in connection with the negotiation of the Merger Agreement and the consummation of the transactions contemplated thereby, including the arrangement and obtaining of the financing for such transactions, if the Merger Agreement is terminated (x) pursuant to clause (c) or (d) of the preceding paragraph, or (y) pursuant to clause (b)(i) of the preceding paragraph and prior to the time of such termination an Acquisition Proposal shall have been publicly announced and not withdrawn and, within nine months of the date of termination, the Company enters into an agreement or letter of intent concerning a transaction that would constitute an Acquisition Proposal and such transaction is subsequently consummated.

         The fee payable (i) pursuant to clause (x) of the preceding paragraph shall be paid by the Company immediately upon the termination of the Merger Agreement, and (ii) pursuant to clause (y) of the preceding paragraph shall be paid by the Company on the date on which the transaction referred to in such clause shall be consummated.

         The Merger Agreement provides that the Company will promptly pay to Parent, but in no event later than two business days after termination of the Merger Agreement, in immediately available funds an amount equal to Parent's reasonable expenses (not to exceed $500,000) incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the arrangement and obtaining of the financing for such transactions, if (x) the Merger Agreement shall have been terminated pursuant to clause (b)(i) of the first paragraph above, (y) any representation or warranty made by the Company in the Merger Agreement shall not have been true and correct in any material respect as of the date thereof, and (z) the condition in Section 15 relating to representations and warranties shall not have been satisfied.

         Pursuant to the Merger Agreement, Parent will promptly pay the Company in immediately available funds an amount equal to the Company's reasonable expenses (not to exceed $500,000) incurred in connection with the Merger Agreement and the transactions contemplated thereby if the Merger Agreement is terminated by the Company and any representation or warranty made by Parent or Purchaser in the Merger Agreement shall not have been true and correct in any material respect as of the date thereof.

         If any party (a "Responsible Party") fails promptly to pay any amount due as described in the preceding paragraphs, the Responsible Party shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce the Merger Agreement that results in a judgment against the Responsible Party for such amount.

         In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto other than certain provisions of the Merger Agreement relating to public announcements, termination, termination expenses of the parties, governing law and waiver of jury trials; PROVIDED that a party will not be relieved from liability for willful (i) failure to fulfill a condition, (ii) failure to perform a covenant or (iii) any material breach of the Merger Agreement.

         EXPENSES. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

         AMENDMENTS; NO WAIVERS. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; PROVIDED that after the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, reduce the amount or change the kind of consideration to be received in exchange for the Shares.

         STOCK OPTION AGREEMENT

         Under the Stock Option Agreement, the Company granted to Purchaser an irrevocable Top-Up Stock Option to purchase that number of Top-Up Option Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price. However, the Top-Up Stock Option will not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

         Subject to the terms and conditions of the Stock Option Agreement, the Top-Up Stock Option may be exercised by Purchaser, at its election, in whole, but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur for purposes of the Stock Option Agreement upon the Purchaser's acceptance for payment pursuant to the Offer of Shares constituting more than 50% but less than 90% of the Shares then outstanding on a fully diluted basis. Except as provided in the last sentence of this paragraph, the "Top-Up Termination Date" will occur for purposes of the Stock Option Agreement upon the earliest to occur of: (i) the Effective Time; (ii) the date which is 20 business days after the occurrence of a Top-Up Exercise Event; (iii) the termination of the Merger Agreement; and (iv) the date on which Purchaser waives the Minimum Condition and accepts for payment the Revised Minimum Number of Shares. Nevertheless, even if the Top-Up Termination Date has occurred, Purchaser will be entitled to purchase the Top-Up Option Shares if it has exercised the Top-Up Stock Option in accordance with the terms of the Stock Option Agreement prior to such occurrence.

         The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions: (a) any applicable waiting period under the HSR Act relating to the issuance of the Top-Up Option Shares will have expired or been terminated; and (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise.

         EMPLOYMENT MATTERS

         Purchaser has agreed that Russell D. Hays, who currently serves as the President and Chief Executive Officer of the Company, will continue in such positions at the Surviving Corporation for a period of seven months after the Effective Time at his base salary in effect at the Effective Time. At the end of such period, Mr. Hays shall receive a retention bonus of $250,000 and payment of all severance and benefits pursuant to his existing change of control agreement (and may, under certain circumstances, enter into a consulting/non-compete agreement with the Surviving Corporation).

         Purchaser has executed a letter agreement with each of Laureen DeBuono, Ed Lopez, Robert Luttrell, Christopher Pascoe and David Thrower regarding his or her existing change of control agreement for the purpose of clarifying that consummation of the Merger shall be deemed to be "good reason" under the change of control agreement, and if such person terminates his or her employment with the Company for any reason after the Effective Time and within 24 months after the completion of the Offer, such person shall be thus entitled to all resulting benefits under the change of control agreement (and may, under certain circumstances, enter into a consulting/non-compete agreement with the Surviving Corporation). Such letter agreement takes effect at the Effective Time.

         THE RIGHTS AGREEMENT

         On July 5, 1994, the Company adopted the Rights Agreement and distributed a dividend of one right to purchase one one-thousandth of a share of Series A participating preferred stock for each outstanding share of Common Stock of the Company. The Rights become exercisable in certain limited circumstances involving a potential business combination transaction of the Company and are initially exercisable at a price of $50 per share. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase for $50 an amount of Common Stock of the Company, or in certain circumstances, securities of the acquirer, having a then current market value of twice the exercise price of the Right. The Rights are redeemable at the Company's option at $0.01 per Right before they become exercisable. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company. The Rights expire on July 5, 2004.

         Pursuant to the Rights Agreement, if a tender offer occurs at a time when Continuing Directors (as defined below) are in office and a majority of the Continuing Directors then in office has determined that the offer is both adequate and otherwise in the best interests of the Company and its shareholders, the Rights contained therein will not be exercisable as a result of such offer. "Continuing Director" means a member of the Board of Directors of the Company who is not an affiliate, associate, representative or nominee of an Acquiring Person (as defined below) who was either (i) a member of the Board of Directors of the Company prior to the date of adoption of the plan or

(ii) subsequently became a director for the Company and whose election or nomination for election was approved or recommended by a vote of a majority of the Continuing Directors then members of the Board. An "Acquiring Person" is a person or group of affiliated or associated persons who, without prior approval of the company become the beneficial owners of 30% or more of the outstanding shares of Common Stock of the Company. Because the offer has been approved by the Company, consummation of the Offer by Purchaser will not result in any Rights becoming exercisable.

         NON-DISCLOSURE AGREEMENT

         On November 1, 1997, the Company entered into the Non-Disclosure Agreement with GN Danavox, a wholly-owned subsidiary of Parent. Subject to certain exceptions, each party has agreed therein that it will retain any confidential information received from the other party in confidence for a period of two years from the date of receipt of such information (or until such time as the information no longer qualifies as confidential information) and not disclose to any third party confidential information of the other party, except as authorized by such other party, and will use confidential information for no purpose other than determining whether to enter into a business relationship with the other party.

         STANDSTILL AGREEMENT

         On April 2, 1999, the Company and Parent entered into the Standstill Agreement pursuant to which Parent agreed that, for a period of two (2) years from the date thereof, neither it nor any of its affiliates, without the prior written consent of the Company or its Board of Directors will acquire, or offer to acquire, Shares or any other interest in the Company or take certain other actions.

         EXCLUSIVITY AGREEMENT

         On April 12, 1999, the Company and Parent entered into the Exclusivity Agreement whereby the Company, subject to certain exceptions, agreed to negotiate exclusively with Parent with respect to a possible acquisition of the Company until May 3, 1999.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATIONS WITH RESPECT TO THE OFFER.

         RECOMMENDATION OF THE BOARD.

         At a meeting held on May 3, 1999, the Board, based in part upon the unanimous recommendation of the Special Committee, by unanimous vote of all directors present and voting (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Public Shareholders, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement and the Stock Option Agreement, the execution of such agreements and the transactions contemplated by such agreements and (d) recommended that such shareholders accept the Offer and tender their Shares pursuant thereto.

     THEREFORE, THE RESOUND CORPORATION BOARD RECOMMENDS THAT THE PUBLIC SHAREHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

         A copy of a letter to all shareholders of the Company communicating the recommendations of the members of the Board is filed as Exhibit 6 hereto and is incorporated by reference in its entirety.

     (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD.

     (1) BACKGROUND OF THE OFFER.

         Great Nordic and ReSound have had numerous business contacts for several years. In the fall of 1996, Danavox and ReSound, along with AudioLogic Inc., established AudioLogic Hearings Systems, L.P., a joint venture formed to develop the fully, software based digital signal processing platform that forms the basis for Danavox's and ReSound's new digital hearing devices. In November 1997, Danavox and ReSound entered into a non-disclosure agreement for the exchange of confidential information regarding certain strategic arrangements. This led to discussions between management representatives of each of the parties during the winter/spring of 1998 regarding various possible alternative transactions, including a possible joint venture between ReSound and Danavox or a combination of Danavox with ReSound. In June 1998, the parties agreed not to pursue further discussions.

         In October 1998, J0rn Kildegaard, Executive Vice President of Great Nordic, and Jesper Mailind, President and Chief Executive Officer of GN Danavox, met with Russell D. Hays, the Chief Executive Officer of ReSound, and Laureen DeBuono, the Chief Financial Officer of ReSound, to restart discussions regarding these strategic alternatives.

         During discussions that continued through December 1998, Great Nordic proposed a transaction whereby Great Nordic would contribute Danavox and cash to ReSound in exchange for a controlling interest in ReSound. On December 7, 1998, the ReSound Board met to consider this proposed transaction, but took no action.

         On January 25, 1999, Great Nordic sent a letter to the Board of Directors of ReSound asking it to consider three alternative transactions: an acquisition by Great Nordic of all outstanding shares of ReSound; a contribution of Danavox and cash to ReSound where Great Nordic would receive a 51% ownership interest in ReSound; and a contribution of Danavox to ReSound where Great Nordic would receive minority ownership interest in ReSound but with the option to acquire additional shares for cash to eventually obtain a majority ownership position. No price was specified with respect to the acquisition of ReSound by Great Nordic. The ReSound Board of Directors met to consider the Great Nordic letter, but took no action.

         Following further discussions in February 1999, on February 24, 1999, Great Nordic sent a letter to the Board of Directors of ReSound indicating that Great Nordic was prepared to negotiate an acquisition of all outstanding shares of the Company at a cash price of $6.50 per share. Great Nordic indicated that its willingness to enter into a definitive agreement was conditioned on access to the Company's books and records and execution of an agreement granting Great Nordic exclusivity in any negotiations regarding an acquisition of the Company. The ReSound Board of Directors met to consider the Great Nordic letter, but took no action. In discussions between representatives of each of Gleacher & Co., the financial advisor to Great Nordic, and BancBoston Robertson Stephens Inc. ("BancBoston Robertson Stephens"), the financial advisor to ReSound, BancBoston Robertson Stephens indicated that a price of $6.50 per share was insufficient and provided further information to Great Nordic regarding ReSound's operating results and projections.

         As a result of this additional information and further discussions, on March 24, 1999, Great Nordic sent a letter to the Board of Directors of ReSound indicating that Great Nordic was prepared to purchase all outstanding shares of ReSound at a price of $7.50 per share in cash in a two-step acquisition after a period of exclusive negotiations with the Board of Directors of ReSound and completion of legal and business due diligence. In response to inquiries from BancBoston Robertson Stephens and Gleacher & Co. regarding post-acquisition strategy, Great Nordic also indicated that its post-acquisition strategy included: having Redwood City become the global headquarters of the combined operations of ReSound and Danavox; maintaining "ReSound" as the leading brand name; and expanding ReSound's factory in Cork, Ireland. The ReSound Board of Directors met to consider the Great Nordic letter and authorized senior management of ReSound and BancBoston Robertson Stephens to seek a higher price from Great Nordic. On April 1, 1999, representatives of Gleacher & Co. and BancBoston Robertson Stephens met in New York City to discuss the Great Nordic proposal. BancBoston Robertson Stephens indicated that a higher price would be necessary in order to obtain an exclusivity agreement and also stated that, in exchange for the exclusivity agreement, ReSound would require Great Nordic to enter into a customary "standstill" arrangement with respect to the Company. After discussions with representatives of Great Nordic, representatives of Gleacher & Co. told representatives of BancBoston Robertson Stephens that Great Nordic was prepared to increase its offer to $7.65 per share in cash. Following this meeting, legal counsel for each of Great Nordic and ReSound negotiated a standstill agreement and an exclusivity agreement, which agreements were signed on April 2 and April 12, respectively.

         On April 14, 1999 representatives of Great Nordic and ReSound met in the offices of Davis Polk & Wardwell in New York City to commence business and legal due diligence and to discuss principal terms of a definitive merger agreement. The parties also discussed the roles of current members of ReSound's senior management following the consummation of a transaction. Following these meetings, counsel for Great Nordic delivered to counsel for ReSound a first draft of a definitive Merger Agreement and a form of letter for several members of senior management of ReSound regarding their change of control agreements. Advisors for ReSound objected to several provisions of the draft Merger Agreement, including the proposed $8.75 million break-up fee, terms of the tender offer, conditions to the tender offer, terms restricting ReSound's ability to accept a superior offer and the ability of the parties to terminate the Merger Agreement. Over several days of discussions, Great Nordic's advisors agreed to reduce the break-up fee to $7 million and eliminate or revise other terms and conditions in the Merger Agreement.

         On April 22, 1999 the Board of Directors of ReSound met to consider the terms and conditions of Great Nordic's offer as negotiated by its advisors and senior management. At this meeting, the Board debated the merits of going forward with the Great Nordic transaction and established a special committee of certain of the independent directors of ReSound, consisting of Messrs. Downey, Kleiner, Perkins and Schlein, to consider Great Nordic's offer and certain other strategic alternatives, including continuing to operate ReSound as an independent company. The Special Committee directed Dr. Rodney Perkins, Chairman of the Board of ReSound, to meet with representatives of Great Nordic to continue discussions regarding Great Nordic's offer and other alternative transactions, including transactions in which Great Nordic would acquire a minority or majority ownership interest in ReSound.

         Dr. Perkins flew to Copenhagen, Denmark and, on April 26 met with J0rgen Lindegaard, the Chief Executive Officer of Great Nordic, and Mr. Kildegaard at the offices of Great Nordic. At this meeting the parties discussed the previous negotiations, the advantages to each of the parties of the proposed business combination and the merits of the alternative transactions described above. Following this meeting, on April 27 Great Nordic sent a letter to Dr. Perkins and the Board of Directors of ReSound stating that it remained committed to proceeding with the proposed purchased of ReSound in a $7.65 per share cash offer to all shareholders. Great Nordic also indicated that it believed that a 100% acquisition of ReSound was superior to an acquisition that left ReSound as a public company and that Great Nordic could not implement all the strategies necessary to combine and improve its hearing aid business if ReSound remained a public company.

         On April 30, 1999, Dr. Perkins sent a letter to Great Nordic stating that the ReSound Board was continuing to discuss the Great Nordic offer and other strategic alternatives, including continuing to operate ReSound as an independent company, and invited Messrs. Lindegaard and Kildegaard to meet with the Board of Directors of ReSound or its special committee. After further correspondence, Great Nordic agreed to meet with representatives of ReSound on May 5 in California. On May 3, the ReSound Board of Directors met to consider the Great Nordic offer and approved the transaction subject to reaching final agreement with Great Nordic on price. The ReSound Board of Directors delegated to Michael P. Downey and Philip Schlein, Directors of ReSound and members of ReSound's special committee, authority to negotiate the final price with Great Nordic. On May 5, Mr. Kildegaard and Poul Erik Tofte, the Chief Financial Officer of Great Nordic, met with Michael P. Downey and Philip Schlein at the offices of the Venture Law Group in Menlo Park, California. Messrs. Downey and Schlein asked Great Nordic to increase its offer price to $8.00. Mr. Kildegaard indicated that he did not have authority to increase Great Nordic's offer to $8.00, but that he and Mr. Lindegaard were prepared to recommend that the Board of Directors of Great Nordic, at its meeting scheduled for May 10, 1999, approve the proposed offer for ReSound at $8.00 per share in cash. Mr. Kildegaard indicated that any approval would be conditioned on completion of legal and business due diligence and review by Great Nordic and its advisors of ReSound's disclosure schedules to the Merger Agreement. From May 5 through May 9, representatives of ReSound and Great Nordic prepared and reviewed the disclosure schedules and completed the pre-signing due diligence process.

         On May 7, 1999 ReSound publicly announced that it was in discussions with a third party regarding a possible business combination at a cash price of $8.00 per share. On May 10, 1999, the Board of Directors of Great Nordic met and approved the Merger Agreement and the acquisition of all outstanding shares of ReSound at a cash price of $8.00 per share. Thereupon, representatives of ReSound and Great Nordic executed the Merger Agreement and the Stock Option Agreement.

     (2) REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD. In reaching its determinations referred to immediately above, the Board and Special Committee considered the following factors, each of which, in the view of the Board and Special Committee, supported such determinations:

         (i) the amount of consideration to be received by the Company's shareholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that shareholders would receive a cash payment with no financing condition;

         (ii) the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

         (iii) the possible alternatives to the Offer and the Merger including (a) the possibility of continuing to operate the Company as an independent entity and (b) the possibility of entering into strategic combinations with other entities (with respect to which the Company had discussions with multiple potential partners), the range of possible benefits to the Company's shareholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

         (iv) the current status of the hearing device market and the competitive advantage in the industry of large companies, including Parent, with significant distribution capacity, installed infrastructure, compatible product and service offerings, and substantial financial resources;

         (v) the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

         (vi) other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

         (vii) the fact that the $8.00 per Share to be paid in the Offer and as the consideration in the Merger represents: a premium of
                  (a) approximately 71% over $4.683, the per-share average closing price of the Shares for the 30 trading days prior to May 10, 1999, (b) approximately 110% over $3.813, the per-share closing price for the Shares on the Nasdaq National Market on March 26, 1999, 30 trading days prior to May 10, 1999, and (c) a premium of approximately 22% over $6.563, the per-share closing price for the Shares on the Nasdaq National Market on May 7, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement on May 10, 1999;

         (viii) current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

         (ix) the written opinion dated May 5, 1999 of BancBoston Robertson Stephens that, as of such date and based upon and subject to the matters set forth therein, the $8.00 in cash to be paid in the Offer and the Merger was fair from a financial point of view to the holders of Shares and the presentation made by BancBoston Robertson Stephens to the Board relating to the valuation analyses performed by BancBoston Robertson Stephens in connection with such opinion. The full text of the opinion of BancBoston Robertson Stephens containing the assumptions made, the matters considered and the scope of the review undertaken in connection with rendering such opinion as well as the limitations of such opinion is attached hereto as Annex B and is incorporated herein by reference. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares whether or not to tender his or her Shares in the Offer. SHAREHOLDERS ARE URGED TO READ THE FULL TEXT OF THE OPINION IN CONJUNCTION WITH THE OFFER;

         (x) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition could be consummated more quickly than a long-form merger and, on the other hand, the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's sales and operating results, (b) progress of certain development projects and (c) the Company's stock price;

         (xi) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and

         (xii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the termination fee in the amount and in the manner described in the Merger Agreement.

         In reaching its determinations to recommend the Offer and the Merger to the Public Shareholders, the Board considered the recommendation of the Special Committee and the factors set forth immediately above, each of which, in view of the Board, supported such determinations.

         The members of the Board, including the Special Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors and, accordingly, neither the Board nor the Special Committee did so. In addition to the factors listed above, the Board and the Special Committee had each considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Shareholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was reflected by the price of $8.00 per Share to be paid in the Offer and the Merger. In addition, the Board and the Special Committee considered the possibility that, in the event the Offer but not the Merger is consummated, the number of shareholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

The Board, including the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of directors who are neither designees of Purchaser nor officers of the Company (other than the Chairman of the Board) who were appointed to represent the interests of the Public Shareholders; (ii) the Special Committee retained and were advised by independent legal counsel; (iii) the Company retained BancBoston Robertson Stephens as its independent financial advisor to assist the Company in evaluating the Offer and the Merger; (iv) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (v) the fact that the $8.00 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's length bargaining between representatives of the Special Committee, on the one hand, and Purchaser, on the other.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Pursuant to an engagement letter dated October 15, 1998 (the "Engagement Letter"), BancBoston Robertson Stephens was retained by the Company as its exclusive financial advisor in connection with a possible sale of, or business combination involving, the Company and a third party (the "Transaction"). Pursuant to the

Engagement Letter, the Company agreed to pay BancBoston Robertson Stephens a fee of $250,000 (the "Opinion Fee") upon delivery of its opinion, whether or not a favorable opinion was delivered. The Company also agreed to pay BancBoston Robertson Stephens, upon consummation of the Transaction, a transaction fee, against which the Opinion Fee will be credited, in an amount equal to 1.25% of the sum of the cash consideration paid by the purchaser in the Transaction and any debt assumed in connection therewith. In addition, the Company also agreed to reimburse BancBoston Robertson Stephens for its reasonable out-of-pocket expenses incurred in connection with its engagement, including the fees of its counsel. The Company further agreed to indemnify BancBoston Robertson Stephens against certain liabilities arising out of its engagement, including liabilities under the federal securities laws.

         The Company selected BancBoston Robertson Stephens as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the investment community, and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company.

         In the past, a foreign affiliate of BancBoston Robertson Stephens has provided investment banking services to Great Nordic from time to time in the technology sector for which it has been paid fees, including acting as exclusive financial advisor in connection with its acquisition of Fastware S.A. in October 1998. In addition, such foreign affiliate is currently providing advisory services to a subsidiary of Great Nordic in connection with one or more opportunities in the technology sector that such subsidiary may consider that are unrelated to the Offer and the Merger. In the ordinary course of business, BancBoston Robertson Stephens may trade in ReSound's securities and Great Nordic's securities for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in ReSound's or Great Nordic's securities.

         Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the Public Shareholders on behalf of the Company concerning the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates, except that (i) Robert Wilson, a member of the Company's Board, exercised an option to purchase 12,000 shares of the Company's Common Stock at a per share price of $4.44 on April 14, 1999 and
(ii) John Giroux, one of the Company's executive officers, exercised an option to purchase 10,000 shares of the Company's Common Stock at a per share price of $4.44 on April 14, 1999.

         (b) To the best knowledge of the Company, its executive officers, directors and affiliates who own Publicly Held Shares, either directly or beneficially, currently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits 1 and 2, respectively, and are herein incorporated by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Form of Offer to Purchase, dated May 14, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchasers' Tender Offer Statement on Schedule 14D-1 dated May 14, 1999, as amended (the "Schedule 14D-1")).

Exhibit 2 Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3 Agreement and Plan of Merger, dated as of May 10, 1999, among the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 4 Stock Option Agreement, dated as of May 10, 1999, among the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 5 Opinion of BancBoston Robertson Stephens Inc., dated May 5, 1999 (incorporated by reference to Annex B of this Schedule 14D-9).*

Exhibit 6         Letter to Shareholders of the Company dated May 14, 1999.*

Exhibit 7         Form of Directors' and Officers' Indemnification Agreement.
                  (A)

Exhibit 8         Contract Consulting Agreement dated July 25, 1996 with Dr.
                  Rodney Perkins. (B)

Exhibit 9         Contract Consulting Agreement dated July 25, 1996 with Dr.
                  Richard L. Goode. (B)

Exhibit 10        Change of Control Agreement. (C)

Exhibit 11        Amended and Restated Change of Control Agreement. (D)

Exhibit 12        Consulting Agreement dated January 1, 1999 with Dr. Rodney
                  Perkins. (E)

Exhibit 13 Form of Letter Regarding Change of Control Agreements (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

ANNEX A           INFORMATION STATEMENT *

ANNEX B           OPINION OF BANCBOSTON ROBERTSON STEPHENS INC. *


--------
*     Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to exhibits filed in response to Item 16(a), "Exhibits," of the Company's Registration Statement on Form S-1 and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (File No. 33-46527), which became effective on March 4, 1993.

(B) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits, Financial Statement Schedules and Reports on Form 8-K" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(C) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits and Reports on Form 8-K" of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

(D) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits and Reports on Form 8-K" of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.

(E) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits, Financial Statement Schedules and Reports on Form 8-K," of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                 By:  /s/ Russell D. Hays
                                      --------------------------------------
                                      Russell D. Hays
                                      President and Chief Executive Officer

Dated:  May 14, 1999

                                                                         ANNEX A

                               RESOUND CORPORATION
        220 SAGINAW DRIVE, SEAPORT CENTRE, REDWOOD CITY, CALIFORNIA 94063

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


GENERAL

         This Information Statement (the "Statement") is being mailed on or about May 14, 1999 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of ReSound Corporation, a California corporation (the "Company"), with respect to the tender offer by GN Acquisition Corporation ("Purchaser"), a California corporation and a wholly-owned indirect subsidiary of GN Great Nordic Ltd., a Danish corporation ("Parent"), for shares of the Company's Common Stock, par value $0.01 including the associated stock purchase rights ("Shares") per share. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Statement is furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors (the "Company Board"). The Agreement and Plan of Merger by and among the Company, Parent and Purchaser, dated as of May 10, 1999 (as the same may be amended from time to time, the "Merger Agreement"), provides that promptly upon the acceptance for payment by Parent or any of its subsidiaries of Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Parent or any of its subsidiaries, Parent will be entitled to designate such number of directors ("Parent Designees"), rounded up to the next greatest whole number, on the Company Board as will give Parent representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent or any of their affiliates (including Shares accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates, which would not include Parent, Purchaser or its affiliates) bears to the number of Shares outstanding. However, if Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors will be rounded up to the greatest whole number plus one to give Purchaser at least a majority of the members of the Company Board. Furthermore, in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time, the Company Board will have at least one director who is a director on the date of the Merger Agreement and who is not an executive officer of the Company (the "Independent Director"). At such times, the Company will also cause (i) each committee of the Company Board other than any committee of the Board established to take action under the Merger Agreement, and (ii) each committee of such subsidiaries' boards of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as Parent's Designees are of the Company Board. The Company will, upon request by Parent, promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be elected or appointed to the Company Board and will cause Parent's designees to be so elected or appointed.

         This Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Statement carefully. You are not, however, required to take any action. The Offer commenced on May 14, 1999 and is scheduled to expire at 12:00 Midnight, New York City time, on June 11, 1999, unless extended. The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information. At the close of business on May 4, 1999, there were 20,927,169 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

         Parent has informed the Company that the Parent Designees it has the right to designate to the Company Board pursuant to the Merger Agreement will be chosen from the individuals listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders together with the Schedule 14D-9. Information about such individuals is also included in such Schedule I, which is hereby incorporated herein by reference.

         Parent has advised the Company that each of the Parent Designees has consented to act as a director, if so designated. Parent has also advised the Company that, to the best knowledge of Parent or Purchaser, none of such individuals (i) currently is a director of, or holds, any position with, the Company, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or (iii) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

         It is expected that the Parent Designees may assume office at any time following the purchase by Parent or Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchases cannot be earlier than June 11, 1999.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The names of the Company's executive officers and directors and certain information about them as of March 26, 1999, are set forth below:

Name                                             Age      Position
----                                             ---      --------
Russell D. Hays................................  54       President, Chief Executive Officer and Director
Laureen DeBuono................................  41       Executive Vice President and Chief Operating Officer
John H. Giroux.................................  54       Senior Vice President and President, ReSound North America
Peter Nolan....................................  44       Senior Vice President, Worldwide Operations
David S. Thrower...............................  34       Senior Vice President, Global Marketing
Robert D. Luttrell.............................  39       Vice President and Chief Financial Officer
Edward Lopez...................................  39       Vice  President,  Business  Development,  General  Counsel and
                                                          Secretary
Chaslav V. Pavlovic............................  50       Vice President, Research and Development
Michael P. Downey..............................  50       Chairman of the Board, Artisoft, Inc.
Richard L. Goode, M.D..........................  63       Professor of Otolaryngology  at Stanford  University School of
                                                          Medicine
Eugene Kleiner.................................  75       Private investor and consultant
Rodney Perkins, M.D............................  62       Chairman  of  the  Board  of  Directors  of  the  Company;   a
                                                          practicing  otologic surgeon;  President of the California Ear
                                                          Institute at Stanford,  a clinic specializing in the diagnosis and  treatment  of  hearing  disorders;  President  of Project
                                                          HEAR, a non-profit  research  organization;  and  Professor of
                                                          Surgery, Stanford University School of Medicine
Philip S. Schlein..............................  64       Venture  partner  of BHMS  Partners  LP, a general  partner of
                                                          U.S. Venture Partners, a venture capital firm
Robert C. Wilson...............................  78       Chairman  of  Wilson  &  Chambers,   a  venture   capital  and
                                                          consulting firm

         Except as set forth below, each executive officer and member of the board of directors has been engaged in the principal occupation set forth next to his or her name above during the past five years. There is no family relationship between any director and executive officer of the Company.

         Mr. Hays joined ReSound as President and Chief Executive Officer, and was elected to its Board of Directors, in February 1998. From 1995 to 1998, Mr. Hays served as Executive Vice President and President of the Hospital Business of Nellcor Puritan Bennett, a medical device company that develops and markets products that diagnose, monitor and treat respiratory disorders. From 1992 to 1995, Mr. Hays served as President and Chief Executive Officer of Enzytech, Inc., a company that develops and markets drug delivery technologies. From 1985 to 1992, Mr. Hays held senior management positions with Baxter Healthcare Corporation, most recently as Vice President and General Manager of the Immunotherapy Division of Baxter Biotech, and before that in the areas of strategic planning and business development, marketing and business development, and technology assessment and development. Prior to this, he held various positions with Stryker Corporation, Baxter Travenol Labs, Inc., Amerace Corporation, Reynolds Products, Inc., and Schaub Engineering Company. Mr. Hays holds an M.B.A. from the J.L. Kellogg Graduate School at Northwestern University and a B.S. in Physics from Elmhurst College.

         Ms. DeBuono joined the Company in October 1998 as Executive Vice President, Chief Operating Officer and Chief Financial Officer. With the addition of Robert D. Luttrell as Vice President, Chief Financial Officer in February 1999, Ms. DeBuono no longer serves as Chief Financial Officer. Before joining the Company, Ms. DeBuono was Executive Vice President, Human Resources, General Counsel and Secretary at Nellcor Puritan Bennett from 1994 to 1998 and served as General Counsel and Secretary at Nellcor Puritan Bennett from April 1992 to June 1994. Prior to joining Nellcor Puritan Bennett, Ms. DeBuono was Division and Corporate Counsel with the Clorox Company, a diversified consumer products company, from 1987 to 1992 and Corporate Counsel with Varian Associates, Inc., an electronics device company, from 1984 to 1987. Ms. DeBuono holds a B.A. from Duke University, an M.A. from Stanford University and a J.D. from New York University.

         Mr. Giroux joined the Company in January 1991 as Vice President, Marketing. He was elected Vice President, Sales and Marketing in December 1991 and in June 1993 was promoted to Senior Vice President, Sales and Marketing. In January 1996, he was elected Senior Vice President of the Company and President of ReSound U.S.A. (subsequently changed to ReSound North America). Mr. Giroux has 27 years of experience in the marketing of consumer health care products. Before joining the Company, Mr. Giroux was Vice President of Marketing for Allergan Optical at Allergan, Inc., from February 1988 to June 1990. Prior to joining Allergan, Inc., Mr. Giroux was Vice President at Ogilvy & Mather Worldwide, an advertising firm, from July 1984 to February 1988. Prior to July 1984, Mr. Giroux was Vice President, Sales and Marketing of the Consumer Products Division of G.D. Searle and Company, a pharmaceutical company. Mr. Giroux holds a B.A. in economics from Providence College.

         Mr. Nolan joined the Company in June 1994 as General Manager of ReSound Ireland Ltd. He was named Vice President of Manufacturing in December 1995 and was promoted to Senior Vice President of Worldwide Operations in October 1998. Before joining the Company, Mr. Nolan was General Manager of Wang Laboratories Ireland B.V., the European manufacturing and distribution headquarters for Wang, from 1992 until June 1994 and held other senior management positions with that company, which he joined in 1984. Mr. Nolan has also held various manufacturing and engineering positions with Digital Equipment International B.V., Atari Ltd., Varian Instruments Ltd., and Westinghouse Electronics Ltd. Mr. Nolan holds a Bachelor of Technology - Production Engineering from the University of Limerick, Ireland.

         Mr. Thrower joined ReSound in July 1998 as Senior Vice President of Global Marketing. In December 1998, Mr. Thrower's role was expanded to include responsibility for ReSound Communications. Before joining ReSound, Mr. Thrower served as Vice President of Quattro Consulting, Inc., a management consulting firm exclusively focused on the medical device and technology industries, from 1993 to 1998. Prior to joining Quattro Consulting, Inc., Mr. Thrower was a consultant at Bain & Company, from 1986 to 1990 and again from 1992 to 1993. Mr. Thrower holds an MBA from Harvard Graduate School of Business Administration and a BS in Mathematical and Computational Sciences from Stanford University.

         Mr. Luttrell joined ReSound in February 1999 as Vice President and Chief Financial Officer. Before joining the Company, Mr. Luttrell served as Corporate Controller for Nellcor Puritan Bennett from 1995 until January 1999, and held other financial management positions since joining that company in 1990. From 1987 to 1990, Mr. Luttrell held various financial management positions with Applied Biosystems, a supplier of life sciences analytical instrumentation and consumables. Mr. Luttrell also held financial management positions with Fairchild Semiconductor from 1985 to 1987 and worked on the audit staff of Arthur Young and Company from 1983 through 1985. Mr. Luttrell holds a B.S. degree in business from San Francisco State University and is a Certified Public Accountant in California.

         Mr. Lopez joined ReSound in June 1998 as Vice President, Business Development and General Counsel. In December 1998, Mr. Lopez was elected to the office of Secretary of the Company. Prior to joining ReSound, Mr. Lopez was Corporate Counsel and Senior Corporate Counsel with Nellcor Puritan Bennett from October 1993 to February 1998. From 1987 until joining Nellcor Puritan Bennett in 1993, Mr. Lopez worked with Morrison & Foerster, an international law firm headquartered in San Francisco, California, where he focused his practice on general corporate, mergers and acquisition, securities and finance matters. Mr. Lopez received a J.D. from the Harvard Law School in 1985 and an A.B. in economics and political science from Columbia University in 1982. Mr. Lopez is a member of the Corporate Law Departments Committee of the Business Law Section of the State Bar of California.

         Mr. Pavlovic joined the Company in February 1994 as Vice President of Research. In December 1996, he was promoted to Vice President for Research and Development. Before joining the Company, Dr. Pavlovic was Associate Professor of Audiology at the University of Iowa from December 1985 through February 1993; Professor of Audiology at the University of Provence, France, from March 1993 to June 1998; and a Coordinator of the European project EURAUD (European Audiological Tests and Station); Chair, American National Standards Institute S3-79 Writing Group (Calculation of the Articulation Index); USA representative to the International Standards Organization ISO/TC 43/SC1; Coordinator of the Overall Quality Assessment Subgroup, European Consortium for Speech Assessment Methods (SAM, Project Esprit); Coordinator of participating French laboratories on projects TIDE and OSCAR (pattern extraction hearing aids); Member, American National Standards institute S12-8 Writing Group (rating noise with respect to speech interference); Member of the Editorial Board, Acoustics; Staff Editor, Journal D'Acoustique; Board of Directors, Journal D'Acoustique; and Member, Technical Committee on Speech Communication, Acoustical Society of America. Dr. Pavlovic has produced more than 50 publications and over 60 major international presentations. Dr. Pavlovic has a Ph.D. in Audiology from Wichita State University, and an M.S. and B.S. in Electrical Engineering from Salford University, England and the University of Belgrade, Yugoslavia, respectively.

         Mr. Downey has served as a director of the Company since October 1998. From 1989 until November, 1997, Mr. Downey served as the senior financial executive of Nellcor Puritan Bennett. From 1984 to 1986, he was Vice President of Finance with Shugart Corporation, a manufacturer of disk drives. He currently serves as Chairman of the Board of Artisoft, Inc., a networking and computer telephony company, and as a member of the Board of Directors of Emulex Corporation, a publicly traded company engaged in the design and manufacture of both software- and hardware-based network access products.

         Dr. Goode is a founder of the Company and has served as a director since February 1984. Dr. Goode is Professor of Otolaryngology -- Head and Neck Surgery at Stanford University School of Medicine and is the past president of the American Academy of Otolaryngology. Dr. Goode was formerly President of the American Academy of Facial Plastic and Reconstructive Surgery as well as Chairman of the FDA's Device Panel for Otolaryngology. Dr. Goode has conducted extensive medical research on electromagnetic transduction and biosurgical devices since the early 1970s. Dr. Goode received his M.D. from the University of Southern California and his B.A. from the University of California at Santa Barbara.

         Mr. Kleiner is a founder of the Company and has served as a director since January 1985. Mr. Kleiner is a private investor and consultant. Mr. Kleiner is also a member of the advisory board of Paine Webber R&D Development Corporation. Mr. Kleiner was a founder of Fairchild Semiconductor Corporation, Tandem Computers Inc. (where he also served previously as a director), Genentech Inc. and Kleiner Perkins Caufield & Byers. He holds an M.I.E. from New York University and a B.M.E. and an honorary doctorate in engineering from the Polytechnic University.

         Dr. Perkins is a founder of the Company and has been the Chairman of the Board of Directors since the Company's inception in 1984. Dr. Perkins also served as the President and Chief Executive Officer of the Company from 1984 to July 1988. Dr. Perkins, a specialist in otologic surgery, is President of the California Ear Institute at Stanford and has been in private practice since 1968. He is Professor of Surgery at Stanford University School of Medicine, and is the founder and President of Project HEAR, a nonprofit medical institute for ear research and education. He is also a founder of Collagen Corporation, a biomaterials company, and a founder of Laserscope, a surgical systems company. Dr. Perkins was formerly Chairman of the Board of Laserscope and remains a director of Laserscope. Dr. Perkins received his M.D. from Indiana University School of Medicine and his undergraduate degree from Indiana University.

         Mr. Schlein has served as a director of the Company since January 1988. Mr. Schlein has been a general partner, and subsequently a venture partner, of BHMS Partners, L.P., a general partner of U.S. Venture Partners, a venture capital firm, since April 1985. Mr. Schlein held various executive positions with R. H. Macy & Co., Inc. from 1957 to 1973 and was President and Chief Executive Officer of Macy's California division from 1974 to 1985. Additionally, Mr. Schlein has previously served as a director of Apple Computer, Inc. and currently serves as a director of Ross Stores, Inc., Burham Pacific and Quick Response Services. Mr. Schlein received his B.S. from the University of Pennsylvania.

         Mr. Wilson has served as a director of the Company since August 1987. Mr. Wilson has been Chairman of Wilson & Chambers, a venture capital and consulting firm, since December 1982. Mr. Wilson was President, Chief Executive Officer and Chairman of the Board at Memorex Corporation from 1974 until 1980. From 1971 to 1974, Mr. Wilson was President and Chief Executive Officer of Collins Radio Company, a communications company. From 1969 to 1971, Mr. Wilson was employed by Rockwell International, a diversified manufacturing company, first as President of Commercial Products and later as Executive Vice President. He is currently a director of Carco Electronics, DataLink Systems Corporation, Giga-Tronics Incorporated and Spectrian Corporation. Mr. Wilson has previously served as a director of several corporations, including Chrysler Corporation, GAF Corporation, Rockwell International and Western Digital Corporation. Mr. Wilson holds a B.S. from the University of California at Berkeley.

CORPORATE GOVERNANCE

         The Board of Directors of the Company held a total of seven meetings during the year ended December 31, 1998. The Board of Directors has an Audit Committee, a Scientific Advisory Committee, a Human Resources Committee, a Stock and Option Committee and a Nominating Committee. The Board of Directors elects its committee members each year following the Annual Meeting of Shareholders.

         The Audit Committee currently consists of Richard L. Goode and Robert
C. Wilson. The Audit Committee held five meetings during 1998. The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent accountants and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls.

         The Scientific Advisory Committee currently consists of Richard L. Goode, Eugene Kleiner and Rodney Perkins. The Scientific Advisory Committee held two meetings during 1998. The Scientific Advisory Committee reviews and evaluates the alternatives available to the Company with respect to its technologies and makes recommendations regarding such technologies to the Company's Board of Directors.

         The Human Resources Committee currently consists of Richard L. Goode, Rodney Perkins and Philip S. Schlein. The Human Resources Committee held six meetings during 1998. The Human Resources Committee recommends salaries and other compensation for directors, officers and other employees of the Company, administers (with the Stock and Option Committee and the Board of Directors) the various incentive compensation and benefit plans of the Company and recommends policies relating to such plans.

         The Stock and Option Committee of the Board of Directors currently consists of Eugene Kleiner and Philip S. Schlein. The Stock and Option Committee held no meetings during 1998. The Stock and Option Committee administers (together with the Human Resources Committee and the Board of Directors) the Company's 1988 Stock Option Plan and the Company's 1997 Stock Plan with respect to the Company's directors and officers eligible to participate in such Plans.

         The Nominating Committee is responsible for recommending nominees for members of the Company's Board of Directors. The Nominating Committee currently consists of Russell D. Hays, Rodney Perkins and Philip S. Schlein. This Committee held no meetings during 1998.

         No incumbent director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board of Directors that he was eligible to attend in 1998.

COMPENSATION OF DIRECTORS

         Non-employee members of the Board of Directors receive a quarterly fee of $3,000, $1,000 for each meeting of the Board of Directors attended and $500 for each committee meeting attended, with committee chairpersons receiving $625 for each committee meeting attended. In addition, non-employee members of the Board of Directors receive options to purchase shares of the Company's Common Stock pursuant to its 1992 Directors' Stock Option Plan (the "Directors' Option Plan"). The Directors' Option Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company at an exercise price not less than the fair market value of the Company's Common Stock on the date of grant. Under the Directors' Option Plan, persons who first become non-employee directors after March 31, 1992 are granted an option (the "First Option") to purchase 20,000 shares of the Company's Common Stock on the date he or she first becomes a director. Thereafter, on the last day of each fiscal year, each non-employee director (including directors who were not eligible for a First Option) is granted an option to purchase 5,000 shares of Common Stock (an "Annual Option") if, on such date, he or she has served on the Company's Board of Directors for at least six months. The Directors' Option Plan provides that the First Option becomes exercisable in installments of twenty-five percent of the shares subject to the First Option on each of the first, second, third and fourth anniversaries of the date of grant of the First Option, and that each Annual Option becomes exercisable at a rate of 25% per year over four years.

         In 1998, the Company paid Dr. Perkins and Dr. Goode $48,000 and $12,000, respectively, pursuant to consulting arrangements under which Dr. Perkins and Dr. Goode provided marketing, product development and financial consulting services to the Company. For the first three months of 1999, the Company paid Dr. Perkins and Dr. Goode $12,000 and $3,000, respectively, pursuant to such consulting arrangements. On January 28, 1998, the Stock and Option Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1988 Stock Option Plan, as amended. This option is subject to vesting over a four-year period beginning on January 1, 1998, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. On October 23, 1998, the Human Resources Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1997 Stock Plan. This option is subject to vesting over a four-year period beginning on January 1, 1999, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. See "Human Resources Committee Interlocks and Insider Participation" for additional information with respect to Dr. Perkins and the California Ear Institute at Stanford and SoundPort Corporation.

REPORT OF THE HUMAN RESOURCES COMMITTEE AND STOCK AND OPTION COMMITTEE

GENERAL

         The compensation of the Chief Executive Officer and the management employees who report to the Chief Executive Officer is established and periodically reviewed by the Board of Directors. The Board of Directors establishes executive compensation to be competitive with that of comparable companies in order to help motivate and retain the talent, leadership skills and experience needed to help successfully guide the Company, and to provide a strong incentive for key personnel to achieve the Company's financial, product development and sales and marketing objectives.

         Each year, the Chief Executive Officer and the Company's other executive officers establish a number of corporate goals addressing such business objectives as financial performance, product performance improvements and product and market development and expansion as a key element in the Company's compensation programs. With the aim of achieving these corporate-level goals, the compensation of the Company's executive officers is determined by reference both to individual performance and to corporate performance. Of these two elements, corporate performance has the most significant impact on executive officer compensation through cash bonuses and the value of stock options.

         There are three specific objectives to the Company's executive compensation programs:

             1. PERFORMANCE-BASED COMPENSATION -- The Company believes that it is important to reward individual executives for their performance as well as for the overall performance of the Company.

             2. COMPETITIVE COMPENSATION LEVELS -- To attract and retain talented individuals, the Company believes it must maintain compensation levels and programs that are competitive in the relevant employment market.

             3. MAXIMIZATION OF SHAREHOLDER INTERESTS -- Ultimately, management seeks to generate a satisfactory return for the Company's shareholders. Therefore, it is critical to align management's interests with the interests of the Company's shareholders in establishing compensation programs.

COMPENSATION OF EXECUTIVE OFFICERS

         To achieve the compensation objectives outlined above, the Company's executive compensation is comprised of three key components: (i) salary, (ii) annual cash bonuses and (iii) stock options.

         Specific recommendations with respect to salary and annual cash bonuses for the executive officers (except the Chief Executive Officer) are made by the Chief Executive Officer, with the final decisions being made by the Board of Directors in accordance with the recommendations of the Human Resources Committee. In the case of the Chief Executive Officer, the Board of Directors determines actions to be taken, consistent with the recommendations of the Human Resources Committee. With respect to stock options, the final decisions are made by the Stock and Option Committee and the Human Resources Committee.

         Salaries are generally reviewed in the early spring of each year and appropriate adjustments are made after taking into account such factors as individual performance and experience, market data, responsibility and salary levels within the Company and the salary range established for the position.

         Cash bonus arrangements are established at the commencement of each fiscal year. Payment of cash bonuses depends upon corporate financial performance for the year and achievement of individual goals by each executive. The Company's cash bonus policy for fiscal year 1998 was to set aside ten percent of the Company's net profits for potential bonuses to employees, including executive officers, eligible to participate in the incentive compensation plan. The maximum eligible bonus for each employee was from zero to 100% of the employee's annual base salary, depending upon the employee's position. The portion of the maximum eligible bonus actually payable was to be based upon an assessment of the individual executive's performance. The executive must have remained employed by the Company at the time of payment of bonuses to have been eligible to receive a bonus.

         Because stock options provide an incentive for executives to maximize shareholder value over time, stock options are a key to aligning the interests of management and shareholders. Value accrues to executives only as the value of the Company's stock appreciates. Vesting schedules encourage a long-term commitment to the Company by its executive officers. The number of stock options held by each executive officer is periodically reviewed against ranges established for each position, and additional awards are considered to optimize the level of incentives and rewards.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         Effective February 2, 1998, Russell D. Hays replaced Peter Riepenhausen as President and Chief Executive Officer of the Company. Mr. Hays' annual salary is $350,000, with a potential bonus of $262,500 (75% of base salary) contingent upon Mr. Hays' achieving certain objectives. Because the Company did not achieve a net profit in 1998, Mr. Hays was not paid a bonus with respect to fiscal 1998. When setting his base salary, the Company's Board of Directors considered compensation levels for Chief Executive Officers of other companies of similar size to the Company in comparable industries, the compensation level of the Company's prior Chief Executive Officer and Mr. Hays' prior rate of compensation. Mr. Hays was granted options to purchase 400,000 shares of the Company's Common Stock on January 28, 1998 at an exercise price of $5.063 per share, which options vest at the rate of 1/8th of the shares on the sixth-month anniversary of the date of grant and 1/48th of the shares each month thereafter. In addition, Mr. Hays purchased 100,000 shares of the Company's Common Stock at a purchase price of $0.01 per share. Such shares are subject to a repurchase option in favor of the Company in the event Mr. Hays ceases to be an employee of the Company. Such repurchase option will lapse in full in a single installment on January 19, 2001 provided that Mr. Hays is employed by the Company on such date. Mr. Hays did not participate in the Human Resources Committee's determination of his salary or the determination of options granted to him.

CHANGE OF CONTROL AGREEMENTS

         In 1997, the Board of Directors authorized the entering into by the Company of Change of Control Agreements with its executive officers (the "Change of Control Agreements"). The Change of Control Agreements, as amended in 1998, provide that if, within two years of a Change of Control of the Company (as defined below), an executive officer is terminated other than for cause or resigns as a result of certain actions by the Company (such as a demotion or reduction in pay), then the executive officer shall receive: (1) a certain percent of the Target Incentive Award (as such term is defined below) based on the date of the termination, (2) a lump sum equal to two times the sum of the executive officer's base annual salary plus the Target Incentive Award, (3) continuation of health, dental and life insurance benefits for two years, (4) full acceleration of vesting of options or shares of restricted stock held by the executive officer and (5) certain outplacement and career counseling services. For purposes of the Change of Control Agreements, a Change of Control of the Company means (1) a transaction or series of transactions that results in any person acquiring more than 25% of the Company's voting stock, (2) the departure of two or more incumbent directors where such directors' replacements are not unanimously approved by the Company's Board of Directors, (3) certain shareholder-approved mergers and consolidations and (4) the liquidation or dissolution of the Company. For purposes of the Change of Control Agreements, the Target Incentive Award equals the base salary of the executive officer in question multiplied by the maximum potential bonus percentage for such officer under the Company's incentive compensation plan.

HUMAN RESOURCES COMMITTEE

Richard L. Goode
Philip S. Schlein
Rodney Perkins, M.D.

STOCK AND OPTION COMMITEE

Eugene Kleiner
Philip S. Schlein

HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         There are currently no employee directors serving on the Human Resources Committee of the Company's Board of Directors. The following non-employee directors currently serve on the Human Resources Committee: Philip
S. Schlein, Richard L. Goode, M.D. and Rodney Perkins, M.D.

         Dr. Rodney Perkins is currently the Chairman of the Board of Directors of the Company and also served as the Company's President and Chief Executive Officer from 1984 to July 1988. In 1998 and for the first three months of 1999, the Company paid Dr. Perkins $48,000 and $12,000, respectively, related to consulting services beyond his current responsibilities as Chairman of the Board of Directors. On January 28, 1998, the Stock and Option Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1988 Stock Option Plan, as amended. This option is subject to vesting over a four-year period beginning on January 1, 1998, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. On October 23, 1998, the Human Resources Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1997 Stock Plan. This option is subject to vesting over a four-year period beginning on January 1, 1999, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. Dr. Perkins is also President of the California Ear Institute at Stanford ("CEI"), a medical clinic specializing in the diagnosis and treatment of hearing disorders that served as a site for clinical trials of the Company's products. In 1998, the Company had net sales of approximately $149,000 to CEI, representing an immaterial percentage of the Company's total net sales in 1998. At March 31, 1999, accounts receivable from CEI were approximately $30,200, representing an immaterial percentage of the Company's accounts receivable balance at March 31, 1999. In addition, Dr. Perkins is President and Chief Executive Officer of SoundPort Corporation ("SoundPort"), a company specializing in the development and sale of implantable hearing enhancement devices ("IHEDs"). Pursuant to a License Agreement entered into as of February 21, 1997, the Company granted to SoundPort exclusive, royalty-free, worldwide licenses to use certain Company technology for the development and sale of IHEDs. In consideration of these licenses, SoundPort has issued to the Company 975,000 shares of Series A Preferred Stock and a warrant which permits the Company to maintain its equity interest in SoundPort at certain specified levels. Dr. Perkins is a member of the Human Resources Committee of the Board of Directors of Laserscope, a surgical systems company. The Company and Laserscope have not conducted any business with each other in the past, and the Company does not presently anticipate doing so in the future.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table shows the compensation received by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 for 1998, and, where relevant, the compensation received by each such individual for the two prior years. In addition, the following table shows the compensation received by the Company's former Chief Executive Officer and two other former executive officers whose total annual salary and bonus would have exceeded $100,000 for 1998 had they remained employed by the Company, and the compensation received by each such individual for the two prior years.

                           SUMMARY COMPENSATION TABLE


                                                                                                     LONG-TERM
                                                                                                    COMPENSATION
                                                                                                      AWARDS
                                                ANNUAL COMPENSATION                                 SECURITIES
     NAME AND PRINCIPAL              ----------------------------------------       OTHER           UNDERLYING
          POSITION                   YEAR      SALARY($)(1)    BONUS($)(2)(3)   COMPENSATION(#)  OPTIONS (SHARES)(4)
          --------                   ----      ------------    --------------   ---------------  -------------------
Russell D. Hays(5).............      1998       320,385                --           209,054(6)        400,000
President and Chief
Executive Officer

Peter Riepenhausen(7)..........      1998        42,327               --           328,611(8)             --
Former President and Chief           1997       341,919               --             2,112           550,000
Executive Officer                    1996       322,893               --                --            50,000

Laureen DeBuono(9).............      1998        63,462          157,450(10)       246,000(11)       256,250
Executive Vice President and
Chief Operating Officer

John H. Giroux.................      1998       199,770           67,108             7,338(12)
Senior Vice President and            1997       185,011               --             7,200(13)       106,771
President, ReSound North America     1996       169,483           25,000                --            25,000

Chaslav V. Pavlovic............      1998       165,786           15,000                --                --
Vice President, Research and         1997       156,744               --                --            76,750
Development                          1996       146,225               --                --            17,750

Peter Nolan....................      1998       146,913           13,517            42,570(14)        42,500
Senior Vice President, Worldwide     1997       141,831           15,331            13,763(15)        47,750
Operations                           1996       130,370           44,644            14,620 (16)       17,750

Andreas Joder(17)..............      1998       192,200           20,400             9,152(18)            --
Former Senior Vice President         1997       196,784               --             6,268(19)       100,000
Operations                           1996(20)   133,980               --                --                --

Stephan Becker -Vogt(21).......      1998       221,806               --           400,000(22)
former Senior Vice President and     1997       205,376               --            13,526(23)       156,250
Executive Vice President of          1996       219,371               --                --            25,000
ReSound Europe

------------

(1) Includes amounts deferred under the Company's 401(k) plan.

(2) Includes bonuses earned in the indicated year and paid in the subsequent year. Excludes bonuses paid in the indicated year but earned in the preceding year.

(3) Executive officers are entitled to discretionary bonuses based on individual and corporate performance. These bonuses are determined based upon the recommendation of the Human Resources Committee of the Board of Directors.

(4) Options were granted under the Company's 1988 Stock Option Plan. Data for 1997 includes options reissued pursuant to a repricing of certain of the Company's outstanding options.

(5)   Mr. Hays commenced employment with the Company in February 1998.

(6)   Mr. Hays received a relocation adjustment of $209,054 in 1998.

(7) Mr. Riepenhausen resigned from the Company effective as of February 2, 1998.

(8) Mr. Riepenhausen received severance payments totaling $328,611 in 1998 in partial satisfaction of the Company's severance obligations to Mr. Riepenhausen.

(9)   Ms. DeBuono commenced employment with the Company in October 1998.

(10)  Consists of a signing bonus paid to Ms. DeBuono.

(11) Ms. DeBuono received consulting fees totaling $246,000 in 1998 prior to commencing employment with the Company.

(12)  Mr. Giroux received a $7,338 car allowance in 1998.

(13)  Mr. Giroux received a $7,200 car allowance in 1997.

(14) Mr. Nolan received a $19,864 car allowance and a $22,706 relocation adjustment in 1998.

(15) Mr. Nolan received a $13,763 car allowance in 1997.

(16) Mr. Nolan received a $14,620 car allowance in 1996.

(17) Mr. Joder resigned from the Company in October, 1998.

(18) Mr. Joder received a $9,152 car allowance in 1998.

(19) Mr. Joder received a $6,268 car allowance in 1997.

(20) Mr. Joder commenced employment with the Company in April 1996.

(21) Mr. Becker-Vogt resigned as Senior Vice President and Executive Vice President of ReSound Europe in December 1998.

(22)  Mr. Becker-Vogt received a $400,000 severance payment in December 1998.

(23) Mr. Becker-Vogt received a $13,526 car allowance in 1997.

(24) In addition to a stock option, Mr. Hays was also granted the right to purchase 100,000 shares of the Company's Common Stock at a purchase price at $0.01 per share. Based on the closing market price of the Company's Common Stock on the date Mr. Hays was granted this right to purchase, these shares had a value of approximately $543,000. Such shares are subject to a repurchase option in favor of the Company in the event Mr. Hays ceases to be an employee of the Company. Such repurchase option will lapse in full on January 19, 2001 provided that Mr. Hays is employed by the Company on that date. Mr. Hays' restricted stock grant represents all of the restricted stock holdings as of December 31, 1998.

                           STOCK OPTION GRANTS IN 1998

         The following table sets forth information for the executive officers named in the Summary Compensation Table with respect to grants of options to purchase Common Stock of the Company made in 1998.


                                                                                           POTENTIAL
                                                 INDIVIDUAL GRANTS                         REALIZABLE
                                 ---------------------------------------------------     VALUE AT ASSUMED
                                  NUMBER OF                                               ANNUAL RATES OF
                                 SECURITIES    PERCENT OF                                   STOCK PRICE
                                 UNDERLYING   TOTAL OPTIONS                              APPRECIATION FOR
                                   OPTIONS     GRANTED TO     EXERCISE                    OPTION TERM(2)
                                   GRANTED    EMPLOYEES IN      PRICE     EXPIRATION   --------------------
NAME                              (SHARES)   FISCAL YEAR(1)  (PER SHARE)     DATE        5%($)       10%($)
----                             ----------  --------------  -----------  ----------  ----------  ---------
Russell D. Hays..............     400,000        29.8%         $5.06      1/28/03     $445,960     $962,339
Peter Riepenhausen...........        --            --            --          --           --           --
Laureen DeBuono..............       6,250         0.5%         $6.50      5/21/03       $9,701      $21,101
                                  250,000        18.6%         $5.41      10/23/03    $357,803     $786,833
Chaslov V. Pavlovic..........        --            --            --          --           --           --
John H. Giroux...............        --            --            --          --           --           --
Peter Nolan..................       7,500         0.6%         $5.00      7/23/03       $9,348      $20,423
                                   35,000         2.6%         $5.41      10/23/03     $50,092     $110,157
Andreas Joder................        --            --            --          --           --           --
Stephan Becker-Vogt..........        --            --            --          --           --           --

----------

(1) The Company granted options to employees to purchase an aggregate of 1,394,323 shares of Common Stock during 1998.

(2) Potential realizable values are reported net of the option exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual realized gains, if any, on stock option exercises are dependent on future performance of the Company's Common Stock, as well as the optionee's continued employment through the vesting period.

                       AGGREGATED OPTION EXERCISES IN 1998
                           AND YEAR-END OPTION VALUES

    The following table sets forth information for the executive officers named in the Summary Compensation Table with respect to exercises in 1998 of options to purchase Common Stock of the Company.

                                                                                            VALUE OF
                                                                                           UNEXERCISED
                                                                        NUMBER OF         IN-THE-MONEY
                                                                  SECURITIES UNDERLYING      OPTIONS
                                         NUMBER OF                 UNEXERCISED OPTIONS   AT FISCAL YEAR
                                          SHARES                   AT FISCAL YEAR END        END($)
                                        ACQUIRED ON      VALUE        (EXERCISABLE/       (EXERCISABLE/
NAME                                     EXERCISE   REALIZED($)(1)   UNEXERCISABLE)     UNEXERCISABLE)(2)
----                                     --------   --------------   --------------     -----------------
Russell D. Hays.................           --            --          91,665/308,333           --

Peter Riepenhausen..............           --            --         437,499/112,500           --
Laureen DeBuono.................           --            --          16,666/239,584           --

John H. Giroux..................           --            --          69,477/37,919         2,031/--
Chaslav V. Pavlovic.............           --            --          51,790/24,959            --
Peter Nolan.....................           --            --          38,394/126,856           --

Andreas Joder...................           --            --          47,916/52,083            --
Stephan Becker-Vogt.............           --            --          104,303/51,945           --

----------

(1) Value realized is calculated based on the closing price of the Company's Common Stock as reported on the Nasdaq Stock Market on the date of exercise minus the exercise price of the option, and does not necessarily indicate that the optionee sold such stock.

(2) Based on the closing price of the Company's Common Stock as reported on the Nasdaq Stock Market on December 31, 1998 of $3.75 per share.

       COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of the Company's Common Stock as of December 31, 1998 as to (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table under Item 11 and (iv) all directors and executive officers as a group.

                                                    SHARES BENEFICIALLY
                                                         OWNED(1)
          5% SHAREHOLDERS, DIRECTORS,             ----------------------
           NAMED EXECUTIVE OFFICERS                           PERCENT OF
AND DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP      NUMBER     TOTAL
-----------------------------------------------   ----------- ----------
Rockefeller & Company, Inc....................     1,571,670     7.6%
30 Rockefeller Plaza, 54th Floor
New York, NY 10112

T. Rowe Price Associates (2)..................     1,146,116     5.5%
100 E. Pratt Street
Baltimore, MD 21202

Heartland Advisors, Inc.......................     1,551,700     7.5%
790 North Milwaukee Street
Milwaukee, WI 53202

Stephan Becker-Vogt (3).......................       155,131       *

Laureen DeBuono(3)............................        27,083       *

Michael P. Downey.............................         2,500       *

John H. Giroux (3)............................        81,554       *

Richard L. Goode, M.D. (3)(4).................        42,182       *

Russell D. Hays (3)...........................       208,332     1.0%

Andreas Joder (3).............................        53,647       *

Eugene Kleiner (3)(4)(5)......................       467,563     2.2%

Peter Nolan(3)................................        31,279       *

Chaslav V. Pavlovic(3)........................        56,816       *

Rodney Perkins, M.D. (3)(4)(6)................       822,080     3.9%

Peter Riepenhausen (3)(4)(7)..................       615,832     2.9%

Philip S. Schlein (3)(8)......................        24,250       *

Robert C. Wilson (3)(4).......................       146,521       *

All directors and executive officers as a group
  (16 persons)(3)(5)(6)(7)(8).................     2,784,349     13.4%

----------
*   Less than 1%.

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock. The percent of total is calculated based upon 20,737,396 shares of Common Stock outstanding on December 31, 1998.

(2) These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments, power to vote the shares or both. Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims beneficial ownership of such shares.

(3) Includes with respect to each named person the following number of shares subject to stock options that are exercisable within 60 days of December 31, 1998: Mr. Becker-Vogt, 111,789; Ms. DeBuono, 27,083; Mr. Downey, 2,500;
     Mr. Giroux, 76,218; Mr. Goode, 12,813; Mr. Hays, 108,332; Mr. Joder,
     53,647; Mr. Kleiner, 17,500; Mr. Nolan, 31,279; Mr. Pavlovic, 55,049; Dr.
     Perkins, 80,290; Mr. Riepenhausen, 522,917; Mr. Schlein, 21,250; and Mr. Wilson, 60,312.

(4) Includes 17,582 shares subject to a warrant exercisable within 60 days of December 31, 1998.

(5)  Includes 5,000 shares held by the Eugene and Rose Kleiner Trust.

(6) Includes 114,333 shares held by Dr. Perkins as trustee of the Wayne Calvin Perkins Trust.

(7) Includes 42,625 shares held by Peter Riepenhausen and Waltraud Riepenhausen, as trustees of the Riepenhausen Family Trust. Mr. Riepenhausen resigned from the position of President and Chief Executive Officer effective February 2, 1998.

(8) Includes 3,000 shares held by M. Maher, W. Bowes, Jr., and Mr. Schlein, Trustee, Presidio Management Group Profit Sharing and 401(k) Savings Plan.

(9) Includes an aggregate of 87,910 shares subject to the warrants described in footnote (4) held by Dr. Goode, Mr. Kleiner, Dr. Perkins, Mr. Riepenhausen and Mr. Wilson.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Commencing in April 1997, the Company entered into Change of Control Agreements with each of its then-current executive officers (the "Change of Control Agreements") which, as amended in 1998, provide for certain payments and benefits in the event of certain terminations following a Change of Control. See "Change of Control Agreements."

         In October 1995, the Company borrowed $1.7 million under a guaranteed loan from Silicon Valley Bank. This loan was repaid in full in October 1996. Such loan was guaranteed by six of the Company's directors at the time it was entered into: Drs. Goode and Perkins, James J. Gallogly and Messrs. Kleiner, Riepenhausen and Wilson. In connection with their agreement to execute and deliver personal guarantees to Silicon Valley Bank with respect to this loan, the Company issued warrants to purchase an aggregate of 105,492 shares of Common Stock to the six directors who executed such guarantees at an initial exercise price of $8.13 per share, exercisable immediately, expiring December 1, 2000.

         The Company has entered into indemnification agreements with each of its directors and executive officers which may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if available on reasonable terms.

         Dr. Rodney Perkins is currently the Chairman of the Board of Directors of the Company and also served as the Company's President and Chief Executive Officer from 1984 to July 1988. In 1998 and for the first three months of 1999, the Company paid Dr. Perkins $48,000 and $12,000, respectively, related to consulting services beyond his current responsibilities as Chairman of the Board of Directors. On January 28, 1998, the Stock and Option Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1988 Stock Option Plan, as amended. This option is subject to vesting over a four-year period beginning on January 1, 1998, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. On October 23, 1998, the Human Resources Committee of the Company's Board of Directors granted Dr. Perkins an option to purchase 25,000 shares of the Company's Common Stock pursuant to the

Company's 1997 Stock Plan. This option is subject to vesting over a four-year period beginning on January 1, 1999, with 1/8th of the shares subject to the option vesting at the end of six months from that date and 1/48th of the total number of shares vesting at the end of each month thereafter. Dr. Perkins is also President of the California Ear Institute at Stanford ("CEI"), a medical clinic specializing in the diagnosis and treatment of hearing disorders that served as a site for clinical trials of the Company's products. In 1998, the Company had net sales of approximately $149,000 to CEI, representing an immaterial percentage of the Company's total net sales in 1998. At March 31, 1999, accounts receivable from CEI were approximately $30,200, representing an immaterial percentage of the Company's accounts receivable balance at March 31, 1999. In addition, Dr. Perkins is President and Chief Executive Officer of SoundPort Corporation ("SoundPort"), a company specializing in the development and sale of implantable hearing enhancement devices ("IHEDs"). Pursuant to a License Agreement entered into as of February 21, 1997, the Company granted to SoundPort exclusive, royalty-free, worldwide licenses to use certain Company technology for the development and sale of IHEDs. In consideration of these licenses, SoundPort has issued to the Company 975,000 shares of Series A Preferred Stock and a warrant which permits the Company to maintain its equity interest in SoundPort at certain specified levels. Dr. Perkins is a member of the Human Resources Committee of the Board of Directors of Laserscope, a surgical systems company. The Company and Laserscope have not conducted any business with each other in the past, and the Company does not presently anticipate doing so in the future.

                                PERFORMANCE GRAPH

         The following graph summarizes cumulative total shareholder return data (assuming reinvestment of dividends) for the period beginning on December 31, 1993 and ending on December 31, 1998. The graph assumes that $100 was invested on December 31, 1993: (i) in the Common Stock of ReSound, (ii) in the Nasdaq Market Index and (iii) in the MG Medical Appliances/Equipment Index (all such information provided by Media General Financial Services, Inc.). The stock price performance on the following graph is not necessarily indicative of future stock price performance.



----------------- ----------- ----------- ---------- ---------- ----------- -----------
                     1993        1994       1995       1996        1997        1998
----------------- ----------- ----------- ---------- ---------- ----------- -----------
ReSound             100.00       49.69       36.48      35.85      27.67       18.87
----------------- ----------- ----------- ---------- ---------- ----------- -----------
Market Index        100.00      104.99      136.18     169.23     207.00      291.96
----------------- ----------- ----------- ---------- ---------- ----------- -----------
Industry            100.00      111.17      190.27     200.05     245.72      308.32
----------------- ----------- ----------- ---------- ---------- ----------- -----------

                                                                         ANNEX B

BancBoston Robertson Stephens Inc.
Floor 36
590 Madison Avenue
New York, NY  10022
212-319-8900

                                            [BancBoston Robertson Stephens logo]

                                   May 5, 1999


Board of Directors
ReSound Corporation
220 Saginaw Drive
Seaport Centre
Redwood City, CA 94063

Members of the Board:

We understand that ReSound Corporation (the "Company"), GN Great Nordic ("Acquiror") and GN Great Nordic Merger Sub, a wholly owned subsidiary of Acquiror ("Merger Subsidiary") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide for, among other things, the Offer and the Merger (as such terms are defined below). Under the terms, and subject to the conditions, set forth in the Agreement, (i) Merger Subsidiary shall commence a tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Company's common stock, $0.01 par value, at a price of $8.00 per Share, net to the seller in cash, and (ii) following the Offer, Merger Subsidiary will be merged with and into the Company (the "Merger"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Acquiror and each Share, other than Shares held in treasury or owned by Acquiror or any of its subsidiaries or as to which dissenters' rights have been properly exercised ("Dissenting Shares"), shall be converted into the right to receive $8.00 in cash or any higher price paid for each Share in the Offer, without interest. The terms and conditions of the Offer and the Merger are set out more fully in the Agreement.

You have asked us whether, in our opinion, the cash consideration to be paid in the Offer and the Merger is fair from a financial point of view and as of the date hereof to the "Holders of Shares." The Holders of Shares shall be defined as all holders of Shares other than Acquiror, Merger Subsidiary, any affiliates of Acquiror or Merger Subsidiary or any holders of Dissenting Shares.

For purposes of this opinion we have, among other things:

         (i) reviewed certain publicly available financial statements and other business and financial information of the Company, including the Company's press release of April 21, 1999 relating to the Company's financial results for the first quarter of 1999;

         (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company's management;

         (iii) reviewed certain financial forecasts and other forward looking financial information prepared by the Company's management;

         (iv) held discussions with the management of the Company concerning the business, past and current operations, financial condition and future prospects of the Company;

         (v) reviewed the financial terms and conditions set forth in the Agreement;

         (vi)     reviewed the stock price and trading history of the Company;

         (vii) compared the financial performance of the Company and the prices and trading activity of the Shares with those of certain other publicly traded companies comparable with the Company;

         (viii) compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

         (ix)     prepared a discounted cash flow analysis of the Company;

         (x) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

         (xi) made such other studies and inquiries, and took into account such other matters as we deemed relevant, including our assessment of general economic, market and monetary conditions.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the Company's management) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the Company's management that it is not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for assuming or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for the Company that we have reviewed, upon the advice of the Company's management, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Offer and the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to the Holders of Shares of the cash consideration to be paid in the Offer and the Merger. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Offer and the Merger or (ii) any tax or other consequences that might result from the Offer and the Merger. Our opinion does not address the relative merits of the Offer and the Merger and the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Offer and the Merger.

We are acting as financial advisor to the Company in connection with the Offer and the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the past, a foreign affiliate of ours has provided certain investment banking services to Acquiror from time to time in the technology sector for which it has been paid fees, including acting as exclusive financial advisor to Acquiror in connection with its acquisition of Fastware S.A. in October of 1998. In addition, such foreign affiliate is currently providing advisory services to a subsidiary of Acquiror in connection with one or more opportunities in the technology sector that such subsidiary may consider that are unrelated to the Offer and the Merger. In the ordinary course of business, we may trade in the Company's securities and Acquiror's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company's securities or Acquiror's securities.

Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Offer and the Merger. Our opinion is not intended to be and does not constitute a recommendation to any Holder of Shares whether or not to tender his/her Shares in the Offer or, if required, how to vote, or whether or not to take any other action, with respect to the Offer or the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the cash consideration to be paid in the Offer and the Merger is fair to the Holders of Shares from a financial point of view.


                                         Very truly yours,

                                         BANCBOSTON ROBERTSON STEPHENS INC.


                                         /S/ BANCBOSTON ROBERTSON STEPHENS INC.
                                         --------------------------------------

EXHIBIT INDEX

Exhibit 1 Form of Offer to Purchase, dated May 14, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchasers' Tender Offer Statement on Schedule 14D-1 dated May 14, 1999, as amended (the "Schedule 14D-1")).

Exhibit 2 Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3 Agreement and Plan of Merger, dated as of May 10, 1999, among the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 4 Stock Option Agreement, dated as of May 10, 1999, among the Company, Parent and Purchaser (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 5 Opinion of BancBoston Robertson Stephens Inc., dated May 5, 1999 (incorporated by reference to Annex B of this Schedule 14D-9).*

Exhibit 6         Letter to Shareholders of the Company dated May 14, 1999.*

Exhibit 7         Form of Directors' and Officers' Indemnification Agreement.
                  (A)

Exhibit 8         Contract Consulting Agreement dated July 25, 1996 with Dr.
                  Rodney Perkins. (B)

Exhibit 9         Contract Consulting Agreement dated July 25, 1996 with Dr.
                  Richard L. Goode. (B)

Exhibit 10        Change of Control Agreement. (C)

Exhibit 11        Amended and Restated Change of Control Agreement. (D)

Exhibit 12        Consulting Agreement dated January 1, 1999 with Dr. Rodney
                  Perkins. (E)

Exhibit 13 Form of Letter Regarding Change of Control Agreements (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

ANNEX A           INFORMATION STATEMENT *

ANNEX B           OPINION OF BANCBOSTON ROBERTSON STEPHENS INC. *

---------
*     Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to exhibits filed in response to Item 16(a), "Exhibits," of the Company's Registration Statement on Form S-1 and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (File No. 33-46527), which became effective on March 4, 1993.

(B) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits, Financial Statement Schedules and Reports on Form 8-K" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(C) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits and Reports on Form 8-K" of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

(D) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits and Reports on Form 8-K" of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.

(E) Incorporated by reference to exhibits filed in response to Item 14, "Exhibits, Financial Statement Schedules and Reports on Form 8-K," of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.


                                      -2-